SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                  SCHEDULE 13D


                        Under the Securities Act of 1934
                                (Amendment No. 1)

                              ENVIROKARE TECH, INC.

                                (Name of Issuer)

                                  Common Shares

                         (Title of Class of Securities)


                                   29404N-209
                                 (CUSIP Number)

                                 Robert Davidson
                              Envirokare Tech, Inc.
                          2470 Chandler Avenue, Suite 5
                             Las Vegas, Nevada 89120
                      Tel.: 702-262-1999 Fax: 702-262-1909

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                October 14, 1999
             (Date of Event which Requires Filing of This Statement)



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CUSIP No. 29404N-209                                                 Page 2 of 4


                                  SCHEDULE 13D

________________________________________________________________________________
1    NAME OF REPORTING PERSON                         ARCADE INVESTMENTS LIMITED
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                        (a)  [_]
                                                                        (b)  [X]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS

                                                                              WC
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                          [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                    The Bahamas
________________________________________________________________________________
              7    SOLE VOTING POWER

  NUMBER OF                                       10,650,000 (see No. 11, below)
   SHARES     _________________________________________________________________
BENEFICIALLY  8    SHARED VOTING POWER
  OWNED BY
    EACH                                                                      0
 REPORTING    _________________________________________________________________
   PERSON     9    SOLE DISPOSITIVE POWER
    WITH
                                                  10,650,000 (see No. 11, below)
              _________________________________________________________________
              10   SHARED DISPOSITIVE POWER

                                                                               0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     Convertible Preferred Shares (500,000 shares, each convertible   10,000,000
       into Twenty (20) shares of the Issuer's Common Stock)
     Common Shares                                                       650,000
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                          50.5%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON

                                                                          IV, CO
________________________________________________________________________________

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CUSIP No. 29404N-209                                                 Page 3 of 4

Arcade Investments Limited

     This Amendment No. 1 relates to the Schedule 13D filed by the undersigned, Arcade Investments Limited, on March 3, 2000, to report the beneficial ownership of Common Stock, par value $.001 per share, of Envirokare Tech, Inc. Unless otherwise specified, all capitalized terms herein have the meanings assigned to them in the Schedule 13D.

Item 2. Identity and Background

     Item 2(a) is hereby amended and restated to read in its entirety as follows:

     (a) Names:

     This Statement is filed by ARCADE INVESTMENTS LIMITED ("ARCADE"), as the direct beneficial owner of 500,000 shares of Series A Convertible Preferred Stock (the "Convertible Preferred Shares") and 650,000 shares of Common Stock of the Issuer. Each of the Convertible Preferred Shares is convertible into twenty (20) shares of Common Stock of the Issuer. Common share amounts (including the conversion ratio for the Convertible Preferred Shares) have been adjusted to reflect the Issuer's 2-for-1 stock split of its Common Stock (the "Stock Split"), effected in the form of a 100% stock dividend, payable at the opening of business on March 6, 2000, to shareholders of record at the close of business on March 1, 2000.

     Additionally, information for these Items 2-6 is being provided for the following officers and directors of ARCADE: Isaac Collie - President/Director; Shaniqua McPhee - Director; and Janeen Curtis - Secretary.

                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

CUSIP No. 29404N-209                                                 Page 4 of 4


Item 5. Interest in Securities of the Issuer

     Items 5(a), 5(b) and 5(c) are hereby amended and restated to read in their entirety as follows:

          (a) Aggregate number
                of securities           500,000  shares of Series A  Convertible
                                        Preferred Stock, each convertible at any time until 10/13/01, into twenty (20) shares of Common Stock of the Issuer.
                                        Equivalent position therefore 10,000,000 shares of Common Stock of the Issuer.

                                        650,000 shares of Common Stock

             Percentage of class of
               securities:              50.5%


          (b) Sole voting power:        10,650,000*
              Shared voting power:               0
              Sole dispositive power:   10,650,000*
              Shared dispositive power:          0

     * Assumes conversion of all of the Convertible Preferred Shares @ 20 shares of Common Stock.

          (c) The only transactions by the Reporting Person in the Issuer's reported securities were: (1) the Reporting Person's purchase of 225,000 shares of Common Stock (450,000, giving effect to the Stock Split) in July 1998; (2) the Reporting Person's purchase of the Convertible Preferred Shares on October 14, 1999, at a purchase price of $0.50 per share; and (3) the Reporting Person's purchase of 100,000 shares of Common Stock (200,000, giving effect to the Stock Split) on February 18, 2000, at a purchase price of $1.50 per share. All of these transactions were effected as private placements exempt from registration requirements of the Securities Act of 1933 (the "Act") pursuant to Regulation S promulgated under the Act.


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    March 9, 2000                      ARCADE INVESTMENTS LIMITED


                                            By: /s/ E. Isaac Collie
                                                --------------------------------
                                                  Name:  E. Isaac Collie
                                                  Title:    President/Director